Law Offices of
                             CHAPMAN AND CUTLER LLP
              111 West Monroe Street, Chicago, Illinois  60603-4080
                               FAX (312) 701-2361
                            Telephone (312) 845-3000
                                   chapman.com
Theodore S. Chapman                                      San Francisco
1877-1943
Henry E. Cutler                                          595 Market Street
1879-1959                                                San Francisco, CA 94105
                                                         (415) 541-0500

                                                         Salt Lake City

                                                         50 South Main Street
                                                         Salt Lake City,
                                                           Utah 84144
                                                         (801) 533-0066


                                 January 7, 2005



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-1004
Attn:  Filing Desk, Stop 1-4


     Re:           Advisor's Disciplined Trust 26 (the "Fund")
                                  (CIK 1301306)
                   -------------------------------------------

Ladies/Gentlemen:

     Transmitted herewith on behalf of Fixed Income Securities, L.P., depositor and principal underwriter of the Fund, is a Registration Statement on Form S-6 for the registration under the Securities Act of 1933 of units representing the ownership of interests in the Fund.

     We currently anticipate that the registration statement for the Fund will not contain disclosures which would render it ineligible to become effective pursuant to Rule 487 under the Securities Act of 1933.

     No notification of registration or registration statement under the Investment Company Act of 1940 is currently being submitted to the Commission, as the filings under Investment Company Act File No. 811-21056 for Advisor's Disciplined Trust are intended to be applicable to this series of the Fund.

     Inasmuch as the Fund is not yet operative, no filings have been required under any of the acts administered by the Commission. Therefore, for purposes of Securities Act Release No. 5196 there are no delinquencies to be reported or other references to be made to filings under the 1934 Act.



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     If you have any questions, please do not hesitate to contact Scott R.
Anderson at (312) 845-3834 or the undersigned at (312) 845-3787.

                                Very truly yours,

                                CHAPMAN AND CUTLER LLP



                                By     /s/ MARK J. KNEEDY
                                  ----------------------------
                                        Mark J. Kneedy


















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